SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series V Floating Rate Notes in a principal amount of ARS 106,875,591, due 2012.

The Company informs that on December 10, 2012, will start the payment of the seventh installment of interests and the third installment of principal related to the Series V Notes issued on March 10, 2011.

Payment Agent:	Caja de Valores S.A. (25 de Mayo 362, Buenos Aires, Argentina)
Date of effective payment:	December 10, 2012
Number of service to be paid:	Seventh installment of interests and third installment of principal
Period comprised by the payment:	September 10, 2012/ December 10, 2012
Concept of payment:	Interests (100%) and Principal (33.34%)
Payment Currency:	The payment will be made in Argentine Pesos (ARS)
Outstanding Capital:	ARS 35,632,322.04
Annual Nominal Interest:	18.5564%
Interest being paid	ARS 1,648,490.23
Principal being paid	ARS 35,632,322.04

Interests will be paid through Caja de Valores S.A. to the noteholders at whose name the Notes were registered on December 7, 2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Vice Chairman of the Board of Directors
December 5, 2012